11016348

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2011 WASH, D.C. 189 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeLink Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 S. Wacker Drive, Suite 1900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harlan Moeckler (312) 264-2124
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink Securities, L.L.C., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
CAROL J. PARKER
MY COMMISSION EXPIRES APRIL 17, 2012

Signature

CFO - FINOP

Title

Carol J. Parker

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Managing Member
TradeLink Securities L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink Securities L.L.C. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2011

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	3,050
Receivable from clearing brokers		18,340,598
Financial instruments owned, pledged, at fair value		25,318,586
Other assets		377,811
Total assets	$	44,040,045
Liabilities and Members' Equity		
Liabilities		
Payable to clearing brokers	$	2,939,680
Financial instruments sold, not yet purchased, at fair value		19,563,536
Accounts payable and accrued expenses		155,295
Total liabilities		22,658,511
Members' equity		21,381,534
Total liabilities and members' equity	$	44,040,045

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink Securities L.L.C. (the Company) is a registered securities broker dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities and derivatives for its own account. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: Cash equivalents are highly liquid investments, with original maturities of less than three months at date of acquisition that are not held for sale in the ordinary course of business.

Financial instruments: Transactions in securities and derivative financial instruments, are recorded on trade date. Securities and derivative financial instruments are recorded at fair value, with the change in unrealized gains and losses from the preceding period reflected in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Interest, dividends and rebates: Interest income and expense is recognized on the accrual basis. Dividend income and expense are recognized on the ex-dividend date. Rebates are recognized on the accrual basis and included in trading gains and losses.

Foreign exchange transactions: Assets and liabilities in foreign currencies are translated at year end rates of exchange. Income and expense items are translated at month end rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in trading gains and losses, net.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain tax positions. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2007.

Note 2. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers at December 31, 2010 consist of:

	Receivable	Payable
Cash	$ 14,257,863	$ 2,806,537
Accrued interest and dividends	163,864	133,143
Money market funds	3,920,881	-
Open trade equity on futures contracts	(2,010)	-
	$ 18,340,598	$ 2,939,680

Cash, financial instruments and securities owned and on deposit at the Company's clearing brokers collateralize short positions and amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term.

Level 3. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Equity securities, equity options, exchange-traded funds, money market funds and futures contracts that trade in active markets are valued using quoted market prices or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

Swaps are valued using broker or dealer quotations or by management using a methodology that initially considers the underlying securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. Corporate bonds trade in over the counter markets and are valued using broker quotes or market data pricing. These financial instruments are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value as of December 31, 2010.

	Level 1	Level 2	Total
Assets			
Receivable from clearing brokers			
Money market funds	$ 3,920,881	$ -	$ 3,920,881
Open trade equity on futures contracts	(2,010)	-	(2,010)
	3,918,871	-	3,918,871
Financial instruments owned			
Equity securities	24,217,815	-	24,217,815
Exchange-traded funds	413,089	-	413,089
Equity options	630	-	630
Debt securities - corporate bonds	-	686,597	686,597
Swaps	-	455	455
Total financial instruments owned	24,631,534	687,052	25,318,586
	$ 28,550,405	$ 687,052	$ 29,237,457
Liabilities			
Financial instruments sold, not yet purchased			
Exchange-traded funds	$ 11,155,385	$ -	$ 11,155,385
Equity securities	8,408,151	-	8,408,151
	$ 19,563,536	$ -	$ 19,563,536

At December 31, 2010 there are no Level 3 financial instruments.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are comprised of futures contracts and equity options traded on domestic and foreign markets and swaps traded over-the-counter. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value and the related realized and unrealized gains and losses associated with these derivatives are recorded in the statement of operations. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2010 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Risk type	Investment type	Statement of financial condition location	Assets at fair value	Liabilities at fair value	Net	Number of contracts
Equity						
	Swaps					
	Total return	Financial instruments owned	$ 455	$ -	$ 455	994,013
	Equity options					
	Financial	Financial instruments owned	630	-	630	126
Commodity price						
	Futures					
	Index	Receivable from clearing brokers	-	(2,010)	(2,010)	4
	Total asset and liabilities derivatives		$ 1,085	$ (2,010)	$ (925)	994,143

Note 5. Related-Party Transactions

Pursuant to a facilities management agreement, TradeLink L.L.C. and TradeLink Holdings, LLC, entities affiliated by common ownership provide for the use of certain trading systems, occupancy, compensation and accounting expenses to the Company. In addition, the Company reimburses TradeLink L.L.C. for direct operating expenses incurred and paid on behalf of the Company. Accounts payable includes $99,237 due to these entities at December 31, 2010.

The Company has a note receivable from a former member. The note has a face value of $550,000 with an interest rate of 5%. In 2009, the Company reserved $275,000 on the note as an allowance for doubtful accounts. At December 31, 2010, the note receivable in the amount of $275,000 is listed in other assets in the statement of financial condition.

Note 6. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. Financial Instruments, Off-Balance Sheet and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions involving financial instruments that may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occur in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of "off-balance-sheet" market risk whereby changes in the market value of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2010, at the fair values of the related financial instruments and would incur a loss if the fair value of the financial instruments were to increase subsequent to December 31, 2010.

Credit risk: The Company also enters into various transactions with broker dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business. Credit risk also arises from cash deposits maintained in bank accounts that may at times exceed federally insured limits.

Concentration of credit risk: The Company clears its trades through a limited number of clearing brokers. This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

Note 8. Participation Interests

Participation interests is a liability of the Company arising from cash deposits made by owners of the Company and are not included in the Company's "net capital" pursuant to Rule 15c-3 of the Securities and Exchange Commission. As of December 31, 2010, there were no participation interests in the Company.

Note 9. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, or (2) 6-2/3 percent of "aggregate indebtedness," and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1, or (3) $100,000. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital and net capital requirements of $9,269,325 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .02 to 1. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 10. Subsequent Event

The Company evaluated subsequent events through the date that these financial statements were issued.

Subsequent to year end, members of the Company made capital contributions totaling $719,196.

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.